NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:      Mastercard Incorporated

NAME OF PERSON RELYING ON EXEMPTION:      Employees’ Retirement System of Rhode Island

ADDRESS OF PERSON RELYING ON EXEMPTION:  Office of Rhode Island General Treasurer Seth Magaziner, Rhode Island State House, 82 Smith St. #102, Providence, RI 02903

NAME OF PERSON RELYING ON EXEMPTION:      Connecticut Retirement Plans & Trust Funds

ADDRESS OF PERSON RELYING ON EXEMPTION: State of Connecticut Office of the Treasurer,

165 Capitol Avenue, Hartford, CT 06106

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of these filers under the terms of the Rule but is made voluntarily.

May 31, 2022

Mastercard Incorporated
Shareholder Proposal on Risks Associated with Facilitating Purchases of Untraceable Firearms

Dear Fellow Mastercard Shareholders:

We urge you to vote FOR Proposal #8, at Mastercard Incorporated Inc.’s (“Mastercard’s” or the “Company’s”) (MA) June 21, 2022 Annual Meeting of Stockholders.

Our proposal asks of Board of Directors to:

“…conduct an evaluation and issue a report within the next year (at reasonable cost, excluding proprietary information) describing if and how Mastercard Inc. (Mastercard or “The Company”) intends to reduce the risk associated with the processing of payments involving its cards and/or electronic payment system services for the sale and purchase of untraceable firearms, including “Buy, Build, Shoot” firearm kits, components and/or accessories used to assemble privately made firearms known as “Ghost Guns”.

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Mastercard’s proxy statement.

Last year alone, there were approximately 20,000 suspected ghost guns reported to ATF as having been recovered by law enforcement in criminal investigations – a ten-fold increase from 2016.1

The proliferation of ghost guns has a broad, negative, societal impact, despite Mastercard’s assertion that our request for enhanced board oversight falls under “Ordinary Business”.

As they are unserialized, ghost guns are, by design, nearly impossible for law enforcement to trace. They can be purchased without background checks, making them a popular weapon for people who intend to use them for criminal activity.

The United States Department of Justice estimates that approximately 45,000 ghost guns were recovered at crime scenes since between 2016 - 20192. These untraceable firearms have been used during homicides or attempted homicides at a rapidly increasing rate, including fatal mass school shootings.3

The sellers of ghost gun kits have taken no significant actions toward self-regulation. Instead, sellers promote that their products can be bought and shipped without any background check and assembled in less than an hour.

Currently, eleven states (CA, CT, DE, HI, IL, NV, NJ, NY, RI, VA, WA), and the District of Columbia, have laws regulating ghost guns.

In a letter dated February 7, 2022, Los Angeles District Attorney George Gacon, Los Angeles Chief of Police Michel R. Moore and Gene Harris, President of the Los Angeles County Police Chiefs’ Association, wrote to Mastercard imploring the company to take actions to prevent the purchase of ghost guns.4 Beyond the sobering statistics cited in the letter is the horrifying impact of the proliferation of ghost guns.

On May 10, 2022, a group of prosecutors, including Bronx County District Attorney Darcel D. Clark, sent a letter to Mastercard urging the company to “end your merchant relationships with ghost gun sellers”.

On April 11, 2022, President Biden announced, and Attorney General Garland signed, ATF Final Rule 2021R-05F which “redefines” firearms to include ghost gun kits purchased online5.

If implemented on August 24, 2022, as scheduled, the Rule will require manufacturers and distributors of these components to become federally licensed, perform background checks prior to sale, and put serial numbers on the parts.

To date, Mastercard has declined to disclose what, if any, steps the Company will take when the Rule takes effect – or what steps the Company will take if implementation of the Rule is delayed.

_____________________________

1 https://www.whitehouse.gov/briefing-room/statements-releases/2022/04/11/fact-sheet-the-biden-administration-cracks-down-on-ghost-guns-ensures-that-atf-has-the-leadership-it-needs-to-enforce-our-gun-laws/

2 https://www.justice.gov/opa/pr/justice-department-announces-new-rule-modernize-firearm-definitions

3 https://www.atf.gov/file/154586/download

4 https://da.lacounty.gov/media/news/district-attorney-george-gasc-n-asks-credit-card-companies-halt-online-payments-ghost

5 https://www.atf.gov/firearms/docs/guide/overview-final-rule-2021r-05f-definition-%E2%80%9Cframe-or-receiver%E2%80%9D-and-identification/download#:~:text=%E2%9E%A2%20The%20final%20rule%20amends,if%20involved%20in%20a%20crime.

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Mastercard’s proxy statement.

Mastercard’s inadequate oversight of illegal firearms sales within its network puts shareholders at risk.

There is precedent for the Company taking action to reduce its role in facilitating harmful and potentially illegal transactions. In December 2020, following the publication of a New York Times column6 alleging that the adult website Pornhub was profiting from content including sexual assault, rape, and revenge pornography, Mastercard terminated the use of its cards at Pornhub. "As a result, and in accordance with our policies, we instructed the financial institutions that connect the site to our network to terminate acceptance," Mastercard said in a statement7.

In April 2021, John Verdeschi, Senior Vice President, Franchise Customer Engagement and Performance at Mastercard released a public statement8 on enhancements to the Company’s Specialty Merchant Registration requirements, specifically with regard to additional screening of the use of Mastercard-branded technology and payment services at adult content websites.

“…For all the investments we have made, there’s still more work to be done… This month, we are extending our existing Specialty Merchant Registration requirements. The banks that connect merchants to our network will need to certify that the seller of adult content has effective controls in place to monitor, block and, where necessary, take down all illegal content.

You might ask, ‘Why now?’ In the past few years, the ability to upload content to the internet has become easier than ever. All someone needs is a smartphone and a Wi-Fi connection.”

Similarly, in order to purchase a ghost gun kit for illegal purposes, all someone needs is a smartphone and a Mastercard-branded credit or debit card.

Mastercard has the ability to immediately increase oversight of sellers of untraceable firearms in its network. Even as gun violence ravages communities across the United States, the Board thus far seems unwilling to act.

In its “Statement of Opposition” to this proposal, Mastercard’s board of directors attempts to distance itself from the responsibility related to the use of Mastercard-branded technology to purchase untraceable firearms by minors or criminals, characterizing its role as “thoughtful risk taking”.

“The Board believes thoughtful risk taking is a critical component of innovation and effective leadership, while also recognizing that imprudently accepting risk or failing to appropriately identify and mitigate risks could negatively impact our business and stockholder value.

_____________________________

6 https://www.nytimes.com/2020/12/04/opinion/sunday/pornhub-rape-trafficking.html

7 https://www.washingtonpost.com/business/2020/12/10/pornhub-mastercard-ban-mindgeek/

8 https://www.mastercard.com/news/perspectives/2021/protecting-our-network-protecting-you-preventing-illegal-adult-content-on-our-network/

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Mastercard’s proxy statement.

We are concerned with the ongoing reputational damage to the Company as lawmakers, law enforcement officials, prosecutors, and investors call for the Company stop facilitating the sale of ghost guns. We are also concerned that inadequate board oversight at Mastercard will result in lengthy and costly litigation or require the Company to respond to enforcement actions, each of which may affect shareholder value.

Vote FOR Proposal #8 to require additional transparency on risk management

Even as criminals continue to purchase untraceable ghost guns, which play a major role in exacerbating the gun violence epidemic, Mastercard has indicated that the Company will – by maintaining the current policy – continue to facilitate the sale of untraceable firearms in the United States until the time when it is federally prohibited from doing so.

The board has continued this policy without regard to the danger these illegal guns pose to the company, shareholders and society at large.

By voting “FOR” Proposal #8, you can send a message to Mastercard’s board of directors that it should take this opportunity to increase its oversight of the material legal, reputational, and financial risks associated with facilitating the purchase of untraceable firearms. Additional disclosure would benefit the Company’s shareholders, employees, customers, and other stakeholders.

For further information, please contact Randy Rice, Senior Advisor, Policy & Communications at the Rhode Island Treasurer’s Office by e-mail at randall.rice@treasury.ri.gov.

Sincerely,

Seth Magaziner, General Treasurer
State of Rhode Island

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Mastercard’s proxy statement.